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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

02022789

SEC FILE NUMBER
8-23204

SEC MAIL RECEIVED AUG 2 1 2002 WASH. D.C. 180 PROCESSING SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING MAY 1,2001 (MM/DD/YY) AND ENDING APRIL 30,2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
J.ALEXANDER SECURITIES,INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

523 W.6TH STREET,SUITE# 606
(No. and Street)

LOS ANGELES (City) CA (State) 90014 (Zip Code)

JUDY LLACUNA
Commission # 1252445
Notary Public - California
Los Angeles County
My Comm. Expires Feb 4, 2004

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES ALEXANDER (213) 687-8400
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOVIK M KHALOIAN,C.P.A.
(Name — if individual, state last, first, middle name)

520 N. CENTRAL AVE.,SUITE# 650 (Address) GLENDALE (City) CA (State) 91203 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 0 3 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES ALEXANDER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J ALEXANDER SECURITIES, INC., as of APRIL 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

JUDY LLACUNA
Commission # 1252445
Notary Public - California
Los Angeles County
My Comm. Expires Feb 4, 2004

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of CASH FLOW
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

HOVIK M. KHALOIAN
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
J. Alexander Securities, Inc.
Los Angeles, California

Members of the Board:

I have audited the accompanying statement of financial condition of J. Alexander Securities, Inc. as of April 30, 2002 and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in note 11 to the financial statements, The company incurred a net loss of $2,776,696 for the year ended April 30, 2002 and is also involved in proceedings and actions by National Association of Securities Dealers, Inc. These factors, as more fully discussed in note 11, raise substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the company cannot continue in existence.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. Alexander Securities, Inc. as of April 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

520 N. CENTRAL AVE., SUITE. 650 • GLENDALE, CALIFORNIA 91203
TELEPHONE (818) 244-7200 • FAX (818) 244-5175

My audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hovik M. Khaloian

July 19, 2002, except as to the Note 2 and Schedule I, which are as of August 16, 2002.

J. ALEXANDER SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
As of April 30, 2002

ASSETS

Cash and cash equivalents (Note 1)	$ 74,977
Deposit with clearing organizations	572,907
Receivable from brokers, dealers and clearing organizations	517,196
Securities owned, at market (Notes 1 and 6)	1,626,695
Prepaid income taxes	859,700
Due from stockholder (Note 5)	22,125
Other assets (Note 1)	201,500
Property and equipment at cost, less accumulated depreciation of $292,174 (Note 1)	156,744
TOTAL ASSETS	$ 4,031,844

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 431,273
Payable to brokers, dealers and clearing organizations	51,537
Securities sold, but not yet purchased at market value (Note 1)	472,002
Deferred Income Taxes (Note 3)	21,700
Loans payable (Note 7)	50,000
Notes payable (Note 8)	52,500
Lines of credit (Note 6)	300,000
	1,379,012
Liabilities Subordinated to claims of General Creditors (Note 9)	175,000
COMMITMENTS AND CONTINGENCIES (Note 11)	-
STOCKHOLDER'S EQUITY	
Common stock, no par value; 100,000 shares authorized, 12,000 shares issued and outstanding stated at	185,000
Additional paid-in capital (Note 10)	2,798,500
Accumulated Deficit	(505,668)
TOTAL STOCKHOLDER'S EQUITY	2,477,832
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 4,031,844

The accompanying notes are an integral part of these financial statements.

J. ALEXANDER SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended April 30, 2002

REVENUES	
Commissions	$ 1,455,556
Trading	(1,428,814)
Interest and dividends	1,390
	28,132
EXPENSES	
Commissions and brokerage costs	870,827
Employee compensation and benefits	830,886
Occupancy and equipment rental	82,581
Communications and quotation expenses	762,605
Taxes, other than income taxes	23,005
Other operating expenses	936,424
	3,506,328
LOSS BEFORE INCOME TAXES	(3,478,196)
INCOME TAXES (CREDITS) (Note 3)	
Current	(806,900)
Deferred	105,400
	(701,500)
NET LOSS	$(2,776,696)

The accompanying notes are an integral part of these financial statements.

J. ALEXANDER SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended April 30, 2002

	Common Stock		Additional Paid-in	Retained Earnings	
	Shares	Amount	Capital	(Deficit)	Total
Balance at May 1, 2001	12,000	$ 185,000	$ -	$ 2,271,028	$2,456,028
Contribution of additional capital (Note 10)	-	-	2,798,500	-	2,798,500
Net loss	-	-	-	(2,776,696)	(2,776,696)
Balance at April 30, 2002	12,000	$ 185,000	$2,798,500	$ (505,668)	$2,477,832

The accompanying notes are an integral part of these financial statements.

J. ALEXANDER SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
For the Year Ended April 30, 2002

Subordinated Liabilities at May 1, 2001	$ 225,000
Increase (Decrease) in Liabilities Subordinated to Claims of General Creditors	(50,000)
Subordinated Liabilities at April 30, 2002	$ 175,000

The accompanying notes are an integral part
of these financial statements.

J. ALEXANDER SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended April 30, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Cash received from customers	$ 636,114
Cash paid to suppliers and employees	(3,587,282)
Interest received	1,390
Interest paid	(15,518)
Income Tax refunds received	132,120
NET CASH (USED) BY OPERATING ACTIVITIES	(2,833,176)
CASH FLOWS FROM INVESTING ACTIVITIES	
Decrease in deposit with clearing organizations	148,975
Increase in other assets	(171,809)
Purchase of property and equipment	(30,815)
NET CASH (USED) BY INVESTING ACTIVITIES	(53,649)
CASH FLOWS FROM FINANCING ACTIVITIES	
(Increase) in due from stockholder	(22,125)
Increase in due to stockholder	1,784,500
Proceeds from revolving credit agreements	300,000
Payments on notes payable	(17,500)
NET CASH PROVIDED FROM FINANCING ACTIVITIES	2,044,875
NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(841,950)
CASH AND CASH EQUIVALENTS - Beginning of Year	916,927
CASH AND CASH EQUIVALENTS - End of Year	$ 74,977

The accompanying notes are an integral part of these financial statements.

J. ALEXANDER SECURITIES, INC.
STATEMENT OF CASH FLOWS (Continued)
For the Year Ended April 30, 2002

RECONCILIATION OF NET LOSS TO NET CASH (USED) BY OPERATING ACTIVITIES	
Net loss	$(2,776,696)
Non-cash expenses included in net income:	
Depreciation and amortization	51,350
Deferred income taxes	105,400
Changes in assets and liabilities:	
Decrease in receivable from brokers, dealers and clearing organizations	859,372
Decrease in securities owned	177,587
(Increase) in prepaid income taxes	(674,780)
(Decrease) in accounts payable and accrued expense	(37,967)
(Decrease) in payable to brokers, dealers and clearing organizations	(78,212)
(Decrease) in securities sold, but not yet purchased	(209,230)
(Decrease) in reserve for securities owned and securities sold, but not yet purchased	(250,000)
NET CASH (USED) BY OPERATING ACTIVITIES	$(2,833,176)

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES	
Conversion of amounts due to stockholder to additional paid-in capital (Note 10)	$ 2,798,500
Conversion of liabilities subordinated to claims of general creditors to loans payable	$ 50,000
Conversion of accounts payable and accrued expenses to notes payable	$ 70,000

The accompanying notes are an integral part of these financial statements.

J. ALEXANDER SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
For the Year Ended April 30, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General
The Company is a securities broker/dealer engaged in the sale of securities to the general public. The Company maintains offices in southern California and in Florida.

Securities
Securities owned and securities sold, but not yet purchased by the Company, are valued at market with unrealized gains and losses recognized currently in results of operations.

Income and Expense Recognition
Securities transactions and related revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction date.

Concentration of Credit Risk For Cash Held at Banks
The Company maintains cash balances at several banks. Accounts at each Institution are insured by the Federal Deposit Insurance Corporation up to $100,000.

Policy of Cash Equivalents:
The Company considers money market funds as cash equivalents.

Property and Equipment
The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed on the straight-line and declining balance methods over the estimated useful lives of the assets, which range from five to seven years. Depreciation expense for the year ended April 30, 2002 was $51,350.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Other Assets
Other assets consist of prepaid expenses of $12,008, employee advances of $13,300, deposits of $1,192 and miscellaneous receivable of $175,000.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Since the Company is a market maker, as defined, it is required under Rule 15c3-1(a)(4) to maintain minimum net capital, as defined, equal to the greater of 6 2/3 percent of aggregate indebtedness or a total amount of $2,500 for each security in which it makes a market and has a market value of more than $5, and $1,000 for each security with a market value of $5 or less. At April 30, 2002, the Company had net capital of $1,146,375 which was $705,375 in excess of its required net capital of $441,000. The Company's aggregate indebtedness to net capital ratio was 0.9 to 1.

NOTE 3 - INCOME TAXES

Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or noncurrent, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or noncurrent depending on the periods in which the temporary differences are expected to reverse.

The deferred tax assets and deferred tax liabilities comprised of the following at April 30, 2002:

Deferred Tax assets:	
Net operating loss carryforwards	$ 618,300
	618,300
Valuation allowance	(618,300)
	$ -
Deferred tax liabilities:	
Depreciation	$ 21,700

NOTE 3 - INCOME TAXES (Continued)

At April 30, 2002, the Company has available net operating loss carryforwards, which may provide future tax benefits, expiring as follows:

Year of Expiration	Unused Federal Operating Loss Carryforwards	Unused California Operating Loss Carryforwards
2010	$ -	$ 56,000
2011	-	1,844,000
2021	1,324,000	-
	$ 1,324,000	$ 1,900,000

NOTE 4 - RESERVE FOR SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED

During the year ended April 30, 2002, the Company reversed a $250,000 reserve established in 1996 for both securities owned and securities sold, but not yet purchased. The effect of the reversal was to increase the revenues for the year ended April 30, 2002 by $250,000.

NOTE 5 - DUE FROM STOCKHOLDER

Amounts due from stockholder do not bear interest and are payable on demand.

NOTE 6 - LINES OF CREDIT

The Company has a $100,000 unsecured line of credit agreement with a bank which expires in May 2003. The agreement provides for the payment of interest at 3.125% above the prime rate.

The Company has a $200,000 line of credit agreement with another bank which provides for the payment of interest at 1.0% above the prime rate and is due on demand. The borrowings are collateralized by various securities owned by the Company.

At April 30, 2002 the prime rate was 4.75% and lines of credit were fully used.

NOTE 7 - LOANS PAYABLE

Loans payable do not bear interest, are unsecured and due on demand.

NOTE 8 - NOTES PAYABLE

The Company has two unsecured notes payable to National Association of Securities Dealers. Inc. (NASD) for sanctions assessed by NASD as follows:

7.75% note, payable in quarterly installments of $4,400 including interest and maturing in April 2005.	$ 46,875
7.75% note, payable in monthly installments of $500 including interest and maturing in April 2003.	5,625
	$ 52,500

Scheduled maturities of long-term debt for years ending April 30, are as follows:

2003	$ 19,982
2004	15,524
2005	16,994
	$ 52,500

NOTE 9 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Subordinated Liabilities consist of mostly non-interest bearing notes payable to certain employees of the Company and comprised of the following at April 30, 2002:

Due Date	Amount
March 15, 2004	$ 50,000
May 4, 2004	20,000
August 25, 2004	10,000
September 9, 2002	20,000
September 9, 2002	20,000
February 2, 2004	20,000
December 16, 2002	20,000
April 24, 2003	15,000
	$ 175,000

NOTE 9 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS (Continued)

The subordinated borrowings are covered by agreements approved by the National Association of Securities Dealers, Inc. and are thus available in computing net capital under the Securities and Exchange Commissions's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be paid (Note 2)

NOTE 10- CONVERSION OF DUE TO STOCKHOLDER TO ADDITIONAL PAID-IN CAPITAL

During the year ended April 30, 2002, $2,798,500 loans due to the principal stockholder of the Company were transferred to additional paid-in capital.

NOTE 11- COMMITMENTS AND CONTINGENCIES

Leases Commitments
The Company leases its facilities under non-cancelable operating lease agreements expiring through April 30, 2003. Future minimum lease payments required under these operating leases for the years ending April 30, are as follows:

Year ending April 30,	
2003	$ 92,493
Total	$ 92,493

Total rent expense amounted to $82,581 for the year ended April 30, 2002.

Litigations
The Company is a defendant in a lawsuit for alleged federal and state securities violation. The suit asks for total damages approximating $3,500,000. Although the Company is vigorously defending itself, the ultimate outcome of the action cannot be presently determined and no provision for liability has been made in the accompanying financial statements.

The Company is a defendant in a complaint filed by one of its former employees for alleged sexual harassment and gender discrimination, intentional infliction of emotional distress, defamation and intentional interference with business relations. No amount for the damages has been specified in the complaint. Although the Company intends to vigorously contest claimants' claims, the ultimate outcome of the action cannot be presently determined and no provision for liability has been made in the accompanying financial statements.

NOTE 11 - COMMITMENTS AND CONTINGENCIES (continued)

The Company has filed a claim against one of its former employees in an arbitration before the National Association of Securities Dealers, Inc. (NASD) for recovery of trading losses and overhead expenses approximating $115,000. The respondent has filed a counter claim against the Company for an amount smaller than the Company's claim.

NASD Proceedings and Actions

In two separate cases, the staff of NASD Regulation, Inc. (NASDR) has alleged that the Company has violated certain NASD and the United States Securities Commission (SEC) rules in connection with trading of certain stocks.

A disciplinary complaint has been filed by NASDR against the Company for participating in the sale of unregistered securities and other Federal Security statutes violations, and against the Company and its principal officer for failure to supervise and failure to device, maintain and enforce adequate supervisory procedures. A final hearing on this complaint is scheduled to commence in October 2002 which could result in possible fines of $150,000 and other non-financial sanctions against the Company and its principal officer. Although the Company intends to vigorously defend itself, the ultimate outcome of the actions cannot be presently determined and no provision for liabilities have been made in the accompanying financial statements.

In another case, NASDR has filed a disciplinary complaint against the Company and its principal officer and charged the Company and its principal officer with failing to establish and maintain an adequate supervisory system. A final hearing on this complaint is scheduled to commence in September 2002, which could result in possible fines of $50,000 and other non-financial sanctions against the Company and its principal officer. Although the Company intends to vigorously defend itself, the ultimate outcome of the actions cannot be presently determined and no provision for liabilities have been made in the accompanying financial statements.

NOTE 11 - COMMITMENTS AND CONTINGENCIES (continued)

Going Concern uncertainties

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Company as a going concern. However, the Company has sustained substantial operating losses in current year. In addition, the Company is involved in proceedings and actions by National Association of Securities Dealers, Inc. (NASD), matters involving NASD referred to in the preceding paragraphs may have an impact upon the Company and/or its principals greater that financial assessments. NASD has the power to suspend or revoke the licenses of the principals and of the Company. Should any of these events occur in conjunction with the actions brought by NASD and the Company sustains substantial operating losses in its future operations, the business or affairs of the Company could be severely impacted and the Company may be unable to continue in existence.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF
THE SECURITIES EXCHANGE ACT OF 1934

SCHEDULE I
J. ALEXANDER SECURITIES, INC.
COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS
AND BASIC NET CAPITAL REQUIREMENT
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of April 30, 2002

NET CAPITAL		
Total stockholder's equity		$ 2,477,832
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital		175,000
TOTAL CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES		2,652,832
Deductions and/or charges		
Non-allowable assets:		
Prepaid income taxes	$ 859,700	
Due from stockholder	22,125	
Other assets	201,500	
Property and equipment	156,744	1,240,069
Net capital before haircuts on securities positions		1,412,763
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(c)(2):		
Trading and investment securities:		
Common stocks	253,847	
Aged Fail to deliver contracts	12,541	266,388
NET CAPITAL		$ 1,146,375
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Accounts payable and accrued expenses		$ 431,273
Payable to brokers, dealers and clearing organizations		51,537
Deferred income taxes		21,700
Loans payable		50,000
Notes payable		52,500
Lines of credit		300,000
TOTAL AGGREGATE INDEBTEDNESS		$ 907,010
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required, 6 2/3% of aggregate indebtedness or minimum dollar requirement, if greater		$ 441,000
Excess net capital		$ 705,375
Ratio: Aggregate indebtedness to net capital		0.8 to 1

SCHEDULE II
J. ALEXANDER SECURITIES, INC.
RECONCILIATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
TO AMOUNTS AS REPORTED BY THE COMPANY IN PART IIA OF FORM X-17A-5
As of April 30, 2002

	Aggregate Indebtedness	Net Capital
As reported in Company's Part IIA (unaudited) FOCUS report	$ 658,645	$1,358,662
Increase in non-allowable assets	-	(838,488)
Increase in haircuts on securities	-	(4,892)
Increase in prepaid income Taxes	-	807,700
Increase in accounts payable and accrued expenses	271,440	(271,440)
Decrease in deferred Taxes	(1,700)	1,700
Decrease in notes payable	(21,375)	21,375
Net Audit adjustments	-	71,758
Per Schedule I	$ 907,010	$1,146,375

SCHEDULE III
J. ALEXANDER SECURITIES, INC.
EXEMPTION FROM DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 AND INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
As of April 30, 2002

The Company is exempt from Rule 15c3-3 under the exemptive provisions of paragraph (k)(2)(ii) of that rule and, therefore, has no reserve requirements since it clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer.

HOVIK M. KHALOIAN
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL ACCOUNTING CONTROL REQUIRED BY
SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

Board of Directors
J. Alexander Securities, Inc.
Los Angeles, California

Members of the Board:

In planning and performing my audit of the financial statements of J. Alexander Securities, Inc. for the year ended April 30, 2002, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

I also made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3 of the Securities and Exchange Commission. The Company is exempt from the requirements of Rule 15c3-3 pursuant to Rule 15c3-3(k)(2)(b) and was in compliance with the conditions of the exemption and no facts came to my attention indicating that such conditions had not been complied with during the period. I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company did not carry security accounts for customers or perform custodial functions relating to customer funds or securities during the year ended April 30, 2002.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

520 N. CENTRAL AVE., SUITE. 650 • GLENDALE, CALIFORNIA 91203
TELEPHONE (818) 244-7200 • FAX (818) 244-5175

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with procedures may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at April 30, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

Hovik M. Khaloian

July 19, 2002

J. ALEXANDER SECURITIES, INC.
FINANCIAL REPORT
APRIL 30, 2002

HOVIK M. KHALOIAN
CERTIFIED PUBLIC ACCOUNTANT